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                         [LETTERHEAD] BAKER & MCKENZIE



                                August 22, 1996


VIA EDGAR
Securities and Exchange Commission
Stop 3-5 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:       Robert Bartelmes, Branch Chief
                 Division of Corporation Finance

                          Re:     AVTEAM, Inc.
Ladies and Gentlemen:

         On behalf of our client AVTEAM, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form S-1, as amended (the "Registration Statement"), be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company has not sold any shares of its common stock, par value $0.01 per share (the "Common Stock"), which have been registered pursuant to the Registration Statement.

         Because of unfavorable market conditions, the Company and Dillon, Read & Co. Inc. and Alex. Brown & Sons Incorporated, the underwriters, have decided that the offering of the Common Stock pursuant to the Registration Statement be terminated and the Registration Statement be withdrawn.

         Please contact the undersigned if you have any questions.

                                       Very truly yours,

                                       /s/ Seth P. Joseph
                                       -----------------------------------
                                       Seth P. Joseph